SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      Hamelacha 5, Netanya 4250407, Israel
        (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated November 18, 2024 re TAT Technologies Ltd. Reports Third Quarter 2024 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Grows Revenue by 35%, Increases Net Income by 33% and Adjusted
EBITDA by 70% for the Third Quarter of 2024

Company Delivers 8th Consecutive Quarter of Expanding Revenues

Company will host a webcast to review its financial results and provide a business update

Netanya , Israel, November 18, 2024 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, today reported its unaudited results for the three and nine months ended September 30, 2024 (Q3’24).

Financial Highlights for Third Quarter and First Nine Months of 2024:

•	Revenues increased by 35.2% to $40.5 million in Q3’24 vs. $29.9 million for Q3’23. Year-to-date revenues increased by 36% to $111.1 million compared to $82.0 million for the same period last year.

•
Gross profit increased by 45.9% to $8.5 million (21% as a percentage of revenues) in Q3’24 compared to $5.8 million (19.4% as a percentage of revenues) for Q3’23. Year-to-date gross profit increased by 51.8% to $23.5 million (21.2% as a percentage of revenues) vs. $15.5 million (18.9% as a percentage of revenues) for the same period last year.

•
Net lncome increased by 33% to $2.9 million, or $0.26 per diluted share in Q3’24, compared with net income of $2.2 million, or $0.24 per diluted share, in Q3’23. For the nine-month period that ended on September 30, 2024, net income increased by 77% to $7.6 million, or $0.69 per diluted share compared with a net income of $4.3 million, or $0.47 per diluted share, in the nine-month period that ended on September 30, 2023.

•
Adjusted EBITDA increased by 70% to $5.1 million in Q3’24 compared with $3.0 million in Q3’23. Adjusted EBITDA for the nine-month period that ended on September 30, 2024, increased by 70% to $13.1 million compared with $7.7 million in the nine-month period that ended on September 30, 2023.

•
Cash flow from operations in Q3’24 was positive $2.8 million compared to negative ($3.7) million in Q3’23. For the nine-month period ended on September 30, 2024, cash flow from operations was negative ($4.9) million compared to positive $0.5 million in the nine-month period that ended on September 30, 2023.

•	During Q3 2024 the Company raised $9.9 million in shares from the capital markets.

Mr. Igal Zamir, TAT's CEO and President commented, "TAT delivered record revenue and profitability in the third quarter as we executed on long-term agreements and onboarded new customers. Our increased scale, continued operational efficiency and a 160 basis point expansion of our gross margins enabled an 33% improvement in net income and a 70% improvement in Adjusted EBITDA.”

“As we look towards next year, we see the demand for our products and services continues to grow, as our orders and LTA backlog increased to $423 million,” continued Mr. Zamir. “Supply of parts for APUs and landing gears continues to be challenging. We are preparing ourselves with a higher level of parts inventory in order to be able to better support our customers. We are also very focused on internal processes improvements that will yield with improved profitability and a better turnaround time and on-time delivery for the benefit of our customers. We continue being positive of the outcome into 2025.”

Investor Call Information

TAT Technologies will host a webcast to review its financial results and provide a business update on Tuesday November 19, 2024, at 8:15 a.m. ET.  Interested investors can register for the webcast at https://shorturl.at/jHNWV or visit the investor relations section of the Company’s website at https://tat-technologies.com/investors/.

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents Adjusted EBITDA.  The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Adjusted EBITDA is calculated as net income excluding the impact of: the Company's share in results of affiliated companies, share-based compensation, taxes on income, financial (expenses) income, net, and depreciation and amortization. Adjusted EBITDA, however, should not be considered as alternative to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor it is meant to be predictive of potential future results. Adjusted EBITDA is not measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of Adjusted EBITDA in pages 13 below.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:
Mr. Eran Yunger
Director of IR
erany@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	September 30,	December 31,
	2024	2023
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,570	$15,979
Accounts receivable, net of allowance for credit losses of $345 as of September 30, 2024 and December 31, 2023 respectively	29,693	20,009
Restricted deposit	-	661
Other current assets and prepaid expenses	7,269	6,397
Inventory	61,875	51,280

Total current assets	107,407	94,326

NON-CURRENT ASSETS:
Restricted deposit	298	302
Investment in affiliates	2,890	2,168
Funds in respect of employee rights upon retirement	652	664
Deferred income taxes	1,085	994
Intangible assets, net	1,620	1,823
Property, plant and equipment, net	41,108	42,554
Operating lease right of use assets	2,627	2,746

Total non-current assets	50,280	51,251

Total assets	$157,687	$145,577

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$2,089	$2,200
Short term loans	2,623	12,138
Accounts payable	12,904	9,988
Accrued expenses and other	16,617	13,952
Operating lease liabilities	1,127	1,033

Total current liabilities	35,360	39,311

NON CURRENT LIABILITIES:
Long-term loans	11,383	12,886
Liability in respect of employee rights upon retirement	953	1,000
Operating lease liabilities	1,489	1,697

Total non-current liabilities	13,825	15,583

Total liabilities	$49,185	$54,894

EQUITY:

Share capital	-	3,140
Translation reserves	121	-
Additional paid-in capital	89,608	76,335
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive income	-	27
Retained earnings	20,861	13,269
Total shareholders' equity	108,502	90,683

Total liabilities and shareholders' equity	$157,687	$145,577

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
 (In thousands, except share and per share data)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2024	2023	2024	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues:
Products	$12,164	$10,003	$35,831	$25,461	$35,241
Services	28,295	19,932	75,241	56,496	78,553
	40,459	29,935	111,072	81,957	113,794

Cost of revenue, net:
Products	8,535	7,550	25,194	19,372	30,517
Services	23,443	16,571	62,347	47,086	60,809
	31,978	24,121	87,541	66,458	91,326
Gross Profit	8,481	5,814	23,531	15,499	22,468

Operating expenses:
Research and development, net	326	194	946	450	715
Selling and marketing, net	1,994	1,350	5,647	3,807	5,523
General and administrative, net	2,715	2,547	8,940	7,482	10,588
Other income	-	(37)	(390)	(478)	(433)
	5,035	4,054	15,143	11,261	16,393

Operating income	3,446	1,760	8,388	4,238	6,075

Interest expenses	(420)	(408)	(1,183)	(1,214)	(1,683)
Other financial income (expenses), Net	(315)	283	(308)	433	353
Income before taxes on income (tax benefit)	2,711	1,635	6,897	3,457	4,745

Taxes on income (tax benefit)	15	(390)	(94)	(479)	576

Income before share of equity investment	2,696	2,025	6,991	3,936	4,169

Share in profits of equity investment of affiliated companies	169	126	601	347	503

Net Income	$2,865	$2,151	$7,592	$4,283	$4,672

Basic and diluted income per share

Net income per share	$0.27	$0.24	$0.73	$0.48	$0.52
Net income per diluted shares	$0.26	$0.24	$0.69	$0.47	$0.51

Weighted average number of shares outstanding
Basic	10,609,867	8,929,332	10,462,012	8,929,332	8,961,689
Diluted	10,829,749	9,134,476	11,055,263	9,134,476	9,084,022

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2024	2023	2024	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Net income	$2,865	$2,151	$7,592	$4,283	$4,672
Other comprehensive income (loss), net
Change in foreign currency translation Adjustments	(43)	-	121	-	-
Net unrealized gain (loss) from derivatives	-	(24)	(27)	2	53

Total comprehensive income	$2,822	$2,149	$7,686	$4,285	$4,725

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	Share capital				Accumulated
	Number of shares issued	Amount	Additional paid-in capital	Translation reserves	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2022	9,186,019	$2,842	$66,245	-	$(26)	$(2,088)	$8,597	$75,570
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2023:
Comprehensive loss	-	-	-		53	-	4,672	4,725
Exercise of option	32,466	8	157		-	-	-	165
Issuance of common shares net of issuance costs of $141	1,158,600	290	9,774		-	-	-	10,064
Share based compensation	-	-	159		-	-	-	159
BALANCE AT DECEMBER 31, 2023	10,377,085	$3,140	$76,335	-	$27	$(2,088)	$13,269	$90,683
CHANGES DURING THE PERIOD ENDED SEPTEMBER 30, 2024 (unaudited):
Comprehensive profit				121	(27)	-	7,592	7,686
Exercise of option	84,006	12	(12)	-	-	-	-	-
Cancel of shares per value		(3,152)	3,152	-	-	-	-	-
Issuance of common shares net of issuance costs of $152	673,340	-	9,923	-	-	-	-	9,923
Share based compensation	-	-	210				-	210
BALANCE AT SEP 30, 2024 (unaudited)	11,134,431	-	$89,608	$121	-	$(2,088)	$20,861	$108,502

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2024	2023	2024	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,865	$2,151	$7,592	$4,283	$4,672
Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation and amortization	1,514	1,099	4,319	3,040	4,710
Loss (gain) from change in fair value of derivatives	-	-	22	-	(9)
Change in funds in respect of employee rights upon retirement	(8)	22	12	119	116
Change in operating right of use asset and operating leasing liability	4	(1)	5	(7)	22
Non cash finance (income) expenses	217	(254)	(271)	(502)	(172)
Decrease in provision for restructuring expenses	-	(15)	(63)	(105)	(126)
Change in allowance for credit losses	(40)	(83)	-	(88)	(182)
Share in results of affiliated Company	(170)	(126)	(601)	(347)	(503)
Share based compensation	21	8	210	129	159
Liability in respect of employee rights upon retirement	(45)	(28)	(47)	(155)	(148)
Capital gain from sale of property, plant and equipment	-	(43)	(355)	(529)	(530)
Deferred income taxes, net	12	(388)	(91)	(464)	235
Changes in operating assets and liabilities:
Increase in trade accounts receivable	(3,456)	(4,051)	(9,706)	(2,927)	(4,205)
Decrease (increase) in other current assets and prepaid expenses	(547)	(23)	(872)	1,416	(341)
Increase in inventory	(5,112)	(4,450)	(10,655)	(4,734)	(5,400)
Increase (decrease) in trade accounts payable	3,825	480	2,916	(1,675)	(245)
Increase in accrued expenses and other	3,710	1,976	2,728	3,039	4,202
Net cash used in operating activities	$2,790	$(3,726)	$(4,857)	$493	$2,255

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	-	37	1,306	1,972	2,002
Purchase of property and equipment	(1,621)	(569)	(3,588)	(3,024)	(5,102)
Purchase of intangible assets	-	-	-	-	(479)
Net cash provided by (used in) investing activities	$(1,621)	$(532)	$(2,282)	$(1,052)	$(3,579)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term loans	(504)	(461)	(1,454)	(1,307)	(1,701)
Net change in short term credit from banks	(10,072)	1,000	(9,404)	1,000	1,000
Proceeds from long-term loans received	-	249	-	249	712
Issuance of common shares	-	-	12	-	-
Proceeds from issuance of common shares, net	9,923	-	9,923	-	10,064
Exercise of options	-	-	(12)	165	165
Cash flows provided by (used in) financing activities	$(653)	$788	$(935)	$107	$10,240

Net increase (decrease) in cash and cash equivalents and restricted cash	516	(3,470)	(8,074)	(452)	8,916
Cash and cash equivalents and restricted cash at beginning of period	8,352	11,044	16,942	8,026	8,026
Cash and cash equivalents and restricted cash at end of period	$8,868	$7,574	$8,868	$7,574	$16,942

SUPPLEMENTARY INFORMATION ON INVESTING ACTIVITIES NOT INVOLVING CASH FLOW:

Additions of operating lease right-of-use assets and operating lease liabilities	228	-	818	-	1,345
Reclassification of inventory to property, plant and equipment	-	-	60	-	68
Supplemental disclosure of cash flow information:

Interest paid	(437)	(373)	(1,289)	(1,071)	(1,438)

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(In thousands)

	Three months ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2024	2023	2024	2023	2023

Net income (loss)	$2,865	$2,151	$7,592	$4,283	$4,672
Adjustments:
Share in results and sale of equity
investment of affiliated companies	(169)	(126)	(601)	(347)	(503)
Taxes on income (tax benefit)	15	(390)	(94)	(480)	576
Financial expenses (income), net	735	125	1,491	781	1,330
Depreciation and amortization	1,565	1,240	4,463	3,381	4,902
Share based compensation	112	9	299	129	159
Adjusted EBITDA	$5,123	$3,009	$13,150	$7,747	$11,136

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer

Date: November 18, 2024